FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 19TH, 2018

1.         DATE, TIME AND PLACE: on February 19th, 2018, at 11:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs first and second of article 15 of the Bylaws and sole paragraph of articles 7th and 8th of the Internal Regulation of the Board of Directors. Were present the majority of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luis Nelson Guedes de Carvalho, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira. Was absent for a justified reason, Mr. Yves Desjacques. Were also present, in part of the meeting, Mr. Humberto Santos, partner of Ernst & Young Auditores Independentes S.S., and Mr. Fernando Dal-Ri Múrcia, president of the Company’s Fiscal Council.

4.         AGENDA: (i) Analysis and discussion of the Report of the Independent Auditors and the Opinion of the Company’s Fiscal Counsel on the Financial Statements for the year ended December 31, 2017, as well as the Summary Annual Report of the Audit Committee; (ii) Analysis and deliberation on the Management Report and Financial Statements for the period ended December 31, 2017; (iii) Analysis and deliberation regarding the issuance of shares under the Company's stock option program and the respective capital increase; and (iv) Analysis and deliberation, from the perspective of the Related Party Transactions Policy, of the General Conditions Agreement for the Provision of Collateral to be executed by the Company, Via Varejo SA, Indústria de Móveis Bartira Ltda., Globex Administração e Serviços Ltda., VVlog Logística Ltda. and Cnova Comércio Eletrônico S.A.

5.    RESOLUTIONS: As the meeting was commenced, Mr. Ronaldo Iabrudi dos Santos Pereira, informed Messrs. Members of the Board about the resignation of Mr. Celso Giacometti, Brazilian, married, business manager, bearer of the Identity Card No. 3179758-1 SSP/SP, enrolled with the CPF/MF under the number 029303408-78, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo, to the position of member of the Audit Committee, for which he was elected on July 27, 2016, and member of the Corporate Governance Committee, for which he was elected on June 30, 2017, presented in this date. Subsequently, the Board of Director’s members examined the items comprised in the Agenda and resolved, unanimously and without reservations:

5.1. Analysis and discussion of the Report of the Independent Auditors and the Opinion of the Company’s Fiscal Counsel on the Financial Statements for the year ended December 31, 2017, as well as the Summary Annual Report of the Audit: Mr. Humberto Santos, partner of the external audit, Ernst & Young Auditores Independentes S.S., reported the main work developed during the year and concluded informing the issuance of the Report of Independent Auditors on the Financial Statements with no reservation or qualifications. Subsequently, Mr. Fernando Dal-Ri Murcia, representing the Company’s Fiscal Council, described the work developed by the mentioned body during the year of 2017, as will be detailed in the report to be issued and sent to the Messrs. Members, as well as opinioned favorably and recommended the approval of the Annual Report of the Management and the Financial Statements related to the fiscal year of 2017 by the General Shareholders’ Meeting of the Company. Finally, Mr. Luiz Nelson Guedes de Carvalho, Coordinator of the Audit Committee, reported the work developed by the mentioned Committee during 2017 and presented the recommendations drafted to the Management of the Company, in accordance with the highlights. With regards to the Financial Statements from the period ended in December 31th, 2017, informed that the Audit Committee recommends their approval by the Board of Directors.

5.2. Analysis and deliberation on the Management Report and Financial Statements for the period ended December 31, 2017: Mr. Christophe Hidalgo made the presentation about the Financial Statements referred to the fiscal year ended in December 31st, 2017. After debates, the members of the Board of Directors, in accordance with the analysis done by the Financial Committee, by the favorable recommendation of the Audit Committee, the unreserved report of the Independent Auditors and the favorable opinion of the Fiscal Council, deliberated to approve the Financial Statements of the Company referred to the fiscal year ended in December 31st, 2017, together with the Management Report, the Audit Committee Report, the Independent Auditors Report and the Fiscal Council Opinion, as well as its forwarding for deliberation by the General Shareholders´ Meeting, recommending its approval. Further, they authorized the Executive Board of the Company to take all needed measures for the disclosure of the Financial Statements hereby approved upon shipment to the Brazilian Securities Exchange Commission - CVM, to B3 S.A. – Brasil, Bolsa, Balcão and to SEC - Securities and Exchange Commission.

5.3. Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

5.3.1. As a consequence of the exercise of options pertaining to Series B2, B3 and B4 of the Compensation Plan, and to Series C3 and C4 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 207,177.87 (two hundred and seven thousand, one hundred and seventy-seven reais and eighty-seven centavos), by issuance of 7,530 (seven thousand, five hundred and thirty) preferred shares, whereas:

(i)     667 (six hundred and sixty-seven) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 6.67 (six reais and sixty-seven centavos), due to the exercise of options from Series B2;

(ii)   694 (six hundred and ninety-four) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 6.94 (six reais and ninety-four centavos), due to the exercise of options from Series B3;

(iii) 957 (nine hundred and fifty-seven) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven Brazilian reais and twenty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 35,609.97 (thirty-five thousand, six hundred and nine reais and ninety-seven centavos), due to the exercise of options from Series C3;

(iv) 2,191 (two thousand, one hundred and ninety-one) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 21.91 (twenty-one reais and ninety-one centavos), due to the exercise of options from Series B4; and

(v)   3,021 (three thousand and twenty-one) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 171,532.38 (one hundred and seventy-one thousand, five hundred and thirty-two reais and thirty-eight centavos), due to the exercise of options from Series C4;

Pursuant to the Company’s Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence.

5.3.2. Thus, the Company’s capital stock shall change from the current R$ 6,822,287,198.58 (six billion, eight hundred and twenty-two million, two hundred and eighty-seven thousand, one hundred and ninety-eight reais and fifty-eight centavos) to R$ 6,822,494,376.45 (six billion, eight hundred and twenty-two million, four hundred and ninety-four thousand, three hundred and seventy-six reais and forty-five centavos), fully subscribed and paid for, divided into 266,586,960 (two hundred and sixty-six million, five hundred and eighty-six thousand, nine hundred and sixty) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 166,907,109 (one hundred and sixty-six million, nine hundred and seven thousand, one hundred and nine) of which are preferred shares.

5.4.      Analysis and deliberation, from the perspective of the Related Party Transactions Policy, of the General Conditions Agreement for the Provision of Collateral to be executed by the Company, Via Varejo SA, Indústria de Móveis Bartira Ltda., Globex Administração e Serviços Ltda., VVlog Logística Ltda. and Cnova Comércio Eletrônico S.A.: based in the presentation done by Mr. Marcelo Acerbi and considering the favorably recommendation of the Audit Committee with respect to the proper observance of the procedures imposed by the Policy for Related Parties Transactions of the Company, Messrs. Members of the Board of Director decided to approve the execution between the Company, Via Varejo S.A., Indústria de Móveis Bartira Ltda., Globex Administração e Serviços Ltda., VVlog Logística Ltda. and Cnova Comércio Eletrônico S.A. of the Contract of General Conditions for the Provision of Guarantee, requesting that the management of the Company proceed with the execution of the mentioned agreement.

Finally, Mr. Arnaud Strasser informed the receipt of the resignation of Mr. Luis Emilio Moreno Sanchez, Spanish, widower, business administrator, bearer of the Identity Card RNE no. G249452-D and enrolled with the CPF/MF under no. 076.111.411-47, resident in the city and state of São Paulo, with offices at Avenida Brigadeiro Luis Antonio, No. 3142 to the function of Vice-Chairman Director of Business of Multivarejo, to which he was elected in January 26th, 2016.

Subsequently to the meeting, Messrs. Members of the Board of Director deliberated to approve, in terms of the recommendation of the Human Resources and Compensation Committee and backed by the succession plan, the indication of Mr. Peter Paul Lorenço Estermann, to be elected in due course to the function of Chairman-Director of the Company, as a consequence of the manifestation of Mr. Ronaldo Iabrudi dos Santos Pereira to start the transition to his substitute. Mr. Ronaldo Iabrudi will remain in the function of Chairman Executive Director of the Company until April 27th, 2018, when he will take up the position, if approved in the next General Shareholders´ Meeting, the function of Co-Vice-Chairman of the Board of Directors of the Company.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, February 19th, 2018. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luis Nelson Guedes de Carvalho, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Ana Paula Tarossi Silva Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 22, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.